September 1, 2005

Via Facsimile (213) 229-6765 and U.S. Mail

Bradford P. Weirick, Esq.
Gibson Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA  90071-3197

Re:	Valueclick, Inc.
		File No. 333-127804
		Form S-4, filed August 24, 2005

	Fastclick, Inc.
	Schedule TO-T filed August 24, 2005 filed by Valueclick, Inc. SEC File No. 005-80942

Dear Mr. Weirick:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Item 10.  Financial Statements
1. Please tell us where you have provided the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A. Alternatively, since you have chosen to satisfy Item 10 of Schedule
TO by incorporating financial information by reference, please include this disclosure in an appropriate place of the prospectus, as required by Item 1010(c)(4) of Regulation M-A. Also, disclose the effect of the transaction on that ratio as required by Item 1010(b)(2) of Regulation M-A.

Form S-4

Prospectus Cover Page
2. We note on page 64 that Fastclick`s underwriters agreed to waive the provisions of the lock-up agreements relating to Fastclick`s initial public offering. Please clarify that this condition has been satisfied in this cover page and in the summary section.

Summary, page 1
3. Please revise the expiration date of your offer as set forth in the section "Timing of the Offer" (September 21, 2005) to correspond with the expiration date elsewhere in your filing (September 22, 2005).

Background of the Offer, page 36
4. Refer to the second paragraph on page 37.  Please revise to expand
your disclosure with respect to the discussions described rather than
simply state that discussions took place.  Also apply this comment to
the seventh paragraph on this page and any other similar
disclosure.
5. Please disclose the possible exchange ratio discussed during the
July 1, 2005 discussion described in the last paragraph of page
37.
6. Please revise your disclosure to explain the reference to Rule
145
affiliate letters on page 39.
7. Expand your disclosure to describe the negotiation of the shareholder exchange agreements first drafted on July 25, 2005.

Conditions of the Offer - Additional Conditions, page 50
8. Refer to the conditions in clauses (2) and (3) in the first bullet point in this section. Each condition appears to be subject to your determination of materiality based on your sole judgment. Please revise your offer materials to include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.



Conditions of the Offer - General, page 52
9. Refer to the first and third clause in the last sentence in the first paragraph of this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure to security holders. You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm that Valueclick will not tacitly waive a condition by failing to assert it.

Interests of Certain Persons in the Offer, page 60
10. Please revise the sections "Stock Options" and "Other Change of
Control Arrangements" to quantify the value to be realized by Fastclick officers and directors as a result of the acceleration of the option vesting periods and the value of any change of control payments that Fastclick officers may receive as a result of the change of control that the current transaction will effect.

Additional Information - Where You Can Find Additional
Information,
page 103
11. While we recognize that any documents you files pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Exhibits 5.1, 8.1 and 8.2
12. Please file the legal and tax opinions.

Exhibit 99.7
13. We note your statement in the last paragraph of page 2 that you disclaim any obligation to update or revise any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please confirm that you will avoid using this statement in all future communications.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s RC: Without a definition for "company," we should be cautious about using the term. disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

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Bradford P. Weirick
Gibson Dunn & Crutcher LLP
September 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE